Exhibit 1

March 15, 2016

Press Release

Ahold and Delhaize receive merger approval from Belgian Competition Authority

Zaandam, the Netherlands – Ahold and Delhaize Group today announced that they have received approval from the Belgian Competition Authority (BCA) for their intended merger, an important milestone in the process to completion.

The BCA’s approval is conditional upon the divestment of a limited number of stores in Belgium to address competition concerns raised by the regulator. These divestments will include 13 existing stores in total, and consist of 8 Albert Heijn stores and 5 Delhaize franchised stores. A limited number of future Ahold and Delhaize projects will also need to be divested. The divestment package does not include any integrated stores of Delhaize.

No stores will be closed as a result of these remedies. The current labor and working conditions of the associates will be respected according to Belgian labor regulations. The stores involved will have to be transferred to a buyer with the financial means and proven expertise to maintain them as viable and active competitors for Ahold Delhaize and other companies.

Until all requirements imposed by the BCA are met, Albert Heijn and Delhaize stores in Belgium will continue to operate separately.

On June 24, 2015, Ahold and Delhaize announced their intention to merge, creating an international retailer with a portfolio of strong, trusted local brands with more than 6,500 stores and over 375,000 associates serving more than 50 million customers every week in Europe and the United States. Together, Ahold and Delhaize will develop a post-completion strategy for the future of all markets.

Earlier this week, shareholders of both companies approved the combination. The transaction is expected to be completed in mid-2016. The merger clearance from the BCA completes the competition approval in Europe.

A full list of the stores involved is attached to this press release.

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Press Office: +31 88 659 5134 Investor Relations: +31 88 659 5213 www.ahold.com Follow us on Twitter: @AholdNews	Page 1/3

Press Release

ANNEX:

	Banner	Location

AHOLD

1	Albert Heijn	Bernardsesteenweg, Antwerp

2	Albert Heijn	Groenplaats, Antwerp

3	Albert Heijn	Leuvensesteenweg, Boortmeerbeek

4	Albert Heijn	Overpoortstraat, Ghent

5	Albert Heijn	Engels Plein, Leuven

6	Albert Heijn	Dijkstraat, Lokeren

7	Albert Heijn	Gentstraat, Oudenaarde

8	Albert Heijn	Steenweg Op Gierle, Turnhout

DELHAIZE

9	Proxy Delhaize	Lange Beeldekensstraat, Antwerp

10	Proxy Delhaize	Oude Leeuwenrui, Antwerp

11	AD Delhaize	Monnikenstraat, Berendrecht

12	Proxy Delhaize	Hundelgemsesteenweg, Ghent

13	AD Delhaize	Poederleeseweg, Lille

Cautionary notice

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group NV/SA (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus. On January 28, 2016, the SEC declared the registration statement effective, and the prospectus was mailed to the holders of American Depositary Shares of Delhaize and holders of

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Press Release

ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize who are non-U.S. persons (as defined in the applicable rules of the SEC)) on or about February 5, 2016. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and are able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws. Furthermore, this communication contains Ahold forward-looking statements as to the requirements imposed by the Belgian Competition Authority (BCA), the divestment of existing stores, future projects and the continuance of store operations in Belgium until requirements by the BCA are met. The foregoing list of factors is not exhaustive. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Ahold does not assume any obligation to update any public information or forward-looking statements in this communication to reflect subsequent events or circumstances, except as may be required by applicable laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of “Royal Ahold” or simply “Ahold.”

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